EXHIBIT 21

P&F INDUSTRIES, INC.

SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2019

Continental Tool Group, Inc., a Delaware Corporation

Hy-Tech Machine, Inc., a Delaware Corporation

ATSCO Holdings Corp., a Delaware Corporation

Hy-Tech Illinois, Inc., a Delaware Corporation

Florida Pneumatic Manufacturing Corporation, a Florida Corporation

D/b/a Universal Tool

D/b/a Berkley Tool

Exhaust Technologies, Inc., a Delaware corporation

Universal Air Tool Company Limited, a Company incorporated in England and Wales

Jiffy Air Tool, Inc.

Bonanza Properties, Inc.

Countrywide Hardware, Inc., a Delaware Corporation

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of December 31, 2019.